UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HUTTON HOLDINGS CORPORATION
(Name of Issuer)

Common Shares with a par value of $.001
(Title of Class of Securities)

44840H 10 5
(CUSIP Number)

copy to: VINCENT & REES c/o David M. Rees 175 East 400 South, Suite 1000 Salt Lake City, Utah 84111 (801) 303-5730
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	44840H 10 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LAU HING BUN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Lau Hing Bun is a citizen of Hong Kong.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
19,950,000
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,950,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
78.17%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.	Security and Issuer

This Statement relates to common shares with a par value of $0.001 of Hutton Holdings Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3945 S. Wasatch Blvd. #282, Salt Lake City, Utah 84124.

Item 2.	Identity and Background

(a)	Lau Hing Bun.

(b)	29E, Tower 5, AquaMarine 8 Sham Shing Road West Kowloon Hong Kong

(c)	Mr. Lau is a self-employed, free-lance business consultant.

(d)	Mr. Lau has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)

Mr. Lau has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Lau is a citizen of Hong Kong.

Item 3.	Source and Amount of Funds or Other Considerations

Mr. Lau acquired 19,950,000 shares of common stock of the Company from Douglas Goff, a director and officer of the Issuer, on May 24, 2007 for an aggregate purchase price of $37,512. The purchase of the shares of common stock by Mr. Lau from Mr. Goff was consummated in a private transaction pursuant to a stock purchase agreement and the consideration for the acquisition has been paid from the personal funds of Mr. Lau.

Item 4.	Purpose of Transaction

The purpose or purposes of the acquisition of the Shares by Mr. Lau was for investment purposes. Depending on market conditions and other factors, Mr. Lau may acquire additional shares of the Issuer’s common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Lau also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Mr. Lau does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	The aggregate number and percentage of common shares of the Issuer beneficially owned by Mr. Lau is 19,950,000 common shares, or approximately 78.17% of the Issuer.

(b)	Mr. Lau has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 19,950,000 shares of common stock of the Issuer.

(c)	Other than as described in Item 3 above, Mr. Lau has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1.	Affiliated Stock Purchase Agreement between Lau Hing Bun and Douglas Goff.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 2007
Dated
/s/ Lau Hing Bun
Signature
LAU HING BUN, President
Name/Title